

03014067

:S   C~
__HANGE
COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING <u>01/01/02</u> **AND ENDING** <u>12/31/02</u>.

mm/dd/yy   mm/dd/yy

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

DELAFIELD HAMBRECHT, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (do not use P.O. Box No.)

701 5th AVE, STE 3800

(No. and Street Address)

SEATTLE	WA	98104-7067
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY
119001
FIRM ID

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J.D. Delafield	(206) 254-4100
(Name)	(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRANT THORNTON LLP

(Name – if individual, state: last, first, middle name)

701 PIKE ST	SEATTLE	WA	98101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I,_J.D. Delafield_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DELAFIELD HAMBRECHT, INC., as of DECEMBER 31, 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as following:

_____

_____

_____

_____
Signature

_____
President
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Report of Independent Certified Public Accountants on the Internal Control Structure.

**For conditions of confidential treatment of certain portions of filing, see section 240.17a-5(e)(3).

CONTENTS

Grant Thornton 🦜

Accountants and Business Advisors

Report of Independent Certified Public Accountants

Board of Directors
Delafield Hambrecht, Inc.

We have audited the accompanying statement of financial condition of Delafield Hambrecht, Inc. as of December 31, 2002, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Delafield Hambrecht, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Seattle, Washington
February 3, 2003

Suite 1500
701 Pike Street
Seattle, WA 98101-2310
T 206.623.1121
F 206.623.9247
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

2

Delafield Hambrecht, Inc.

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS
Cash and cash equivalents	$ 2,156,084
Deposit with clearing organization	100,761
Receivable from broker dealers and clearing organization	107,638
Receivables - other	70,000
Securities owned	426,506
Prepaid expenses	99,615
Property and equipment, net	948,409
Total assets	$ 3,909,013

LIABILITIES
Accounts payable	$ 36,587
Accrued liabilities	57,967
Securities sold short, not yet purchased, at market value	13,020
Payable to broker dealers	2,353
Note payable	100,000
Total liabilities	209,927

STOCKHOLDERS' EQUITY
Preferred stock, $0.001 par value:	
Authorized shares - 5,000,000	
Issued and outstanding Series A shares - 3,967,500	3,916,065
Aggregate liquidation preference of $3,967,500	
Common stock, $0.001 par value:	
Authorized shares - 19,000,000	
Issued and outstanding Series A shares - 2,500,000	10,000
Issued and outstanding Series B shares - 5,000,000	1,046,049
Series C shares - none issued and outstanding	-
Additional paid in capital	168,869
Deferred compensation	(159,101)
Accumulated deficit	(1,282,796)
Total stockholders' equity	3,699,086
Total liabilities and stockholders' equity	$ 3,909,013

The accompanying notes are an integral part of this statement.

Delafield Hambrecht, Inc.

STATEMENT OF OPERATIONS

Year ended December 31, 2002

REVENUES		
Commissions	$	551,835
Investment advisory fees		651,538
Net gains from trading activity		39,658
Interest and dividends		19,205
		1,262,236
EXPENSES		
Employee compensation and benefits		1,207,568
Clearing and floor brokerage charges		121,624
Regulatory fees and expenses		29,539
Communications and data processing		30,592
Occupancy and equipment costs		524,038
Interest		937
Taxes, other than income taxes		21,242
Other operating expenses		609,492
		2,545,032
NET LOSS	$	(1,282,796)

The accompanying notes are an integral part of this statement.

Delafield Hambrecht, Inc.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year ended December 31, 2002

	Series A Preferred Stock	Series A Common Stock	Series B Common Stock	Additional paid in capital	Deferred compensation	Accumulated deficit	Total
Balance at January 1, 2002	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Series A common stock issued for cash	-	10,000	-	-	-	-	10,000
Series B common stock issue for equipment and leasehold improvements, net of financing charges	-	-	1,046,049	-	-	-	1,046,049
Series A preferred stock issued for cash, net of issuance costs	3,916,065	-	-	-	-	-	3,916,065
Stock options issued to consultants for services rendered	-	-	-	2,268	-	-	2,268
Stock options issued to employees for services rendered	-	-	-	166,601	(159,101)	-	7,500
Net loss	-	-	-	-	-	(1,282,796)	(1,282,796)
Balance at December 31, 2002	$ 3,916,065	$ 10,000	$ 1,046,049	$ 168,869	$ (159,101)	$ (1,282,796)	$ 3,699,086

The accompanying notes are an integral part of this statement.

5

Delafield Hambrecht, Inc.

STATEMENT OF CASH FLOWS

Year ended December 31, 2002

Increase (Decrease) in Cash and Cash Equivalents

Cash flows from operating activities	
Net loss	$ (1,282,796)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation and amortization	245,657
Stock options issued for services	9,768
Changes in assets and liabilities	
Deposit with clearing organization	(100,761)
Receivables from broker dealers and clearing organization	(107,638)
Receivables - other	(70,000)
Securities owned, net	(426,506)
Prepaid expenses	(99,615)
Accounts payable	36,587
Accrued liabilities	57,967
Securities sold, not yet purchased	13,020
Payable to broker dealers	2,353
Net cash used in operating activities	(1,721,964)
Cash flows from investing activities	
Additions to furniture and equipment	(148,017)
Net cash used in investing activities	(148,017)
Cash flows from financing activities	
Proceeds from clearing organization note payable	100,000
Proceeds from sale of Series A common stock	10,000
Proceeds from sale of Series B common stock - net	3,916,065
Net cash provided by financing activities	4,026,065
NET INCREASE IN CASH AND CASH EQUIVALENTS	2,156,084
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ 2,156,084
Cash paid during the year for interest	$ 937
Non-cash investing and financing activities:	
Series B common stock issued in exchange for equipment and leasehold improvements	$ 1,096,049

The accompanying notes are an integral part of this statement.

Delafield Hambrecht, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

Delafield Hambrecht, Inc. (the Company) is a Delaware Corporation formed on December 20, 2001, doing business in Washington State, and a registered broker-dealer (registered in Washington on March 25, 2002) in securities pursuant to the Securities Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers, Inc. The Company is engaged primarily in brokerage and investment advisory services and clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer. Its customers are throughout the United States. It is exempt from the reserve requirements under SEC Rule 15c3-3(k)(2)(ii), since it does not handle or carry customer securities and cash.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. Basis of Accounting

The accounts of the Company are maintained on an accrual basis. Revenues and investment income are recognized as they are earned.

2. Cash Equivalents

Cash and cash equivalents include cash on hand, cash due from banks and brokerage accounts, certificates of deposit and highly liquid debt instruments purchased with a maturity of three months or less.

3. Revenue Recognition

Securities transactions and commission revenue and expense are recorded on a trade date basis. Interest and dividend income are recognized in the period earned. Manager's fees, underwriter's fees, and other underwriting revenues are recognized at the time the underwriting is completed. Investment advisory fees are recognized ratably over the related contract period. Success fees are recognized when earned and collectibility is reasonable assured.

4. Property and Equipment

Property and equipment are carried at cost. Expenditures for maintenance and repairs are expensed as incurred. Depreciation is computed on a straight-line basis using estimated useful lives of five to ten years, and leasehold improvements are amortized over the shorter of the lease term or remaining useful life. Upon disposal of furniture and equipment, the accounts are relieved of related costs and accumulated depreciation and any gain or loss is reflected in operations.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

5. Income Taxes

The Company accounts for income taxes under the liability method. Under the liability method, deferred tax assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to be reversed. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized.

6. Fair Value of Financial Instruments

The carrying amounts reflected in the financial statements for cash and cash equivalents, receivables, other assets and liabilities approximate their respective fair values due to the short maturities of these instruments. The fair values of securities owned and securities sold, not yet purchased are recorded primarily on quoted prices for the same or similar instruments. Changes in the market value of these securities are reflected currently in the results of operations for the year.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

7. Use of Estimates

In preparing the Company's financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - MANAGEMENT'S PLANS

As of December 31, 2002, the Company had an accumulated deficit of $1,282,796 as a result of its first full year of operations, which raises doubt about its ability to continue as a going concern.

Management is taking the following steps that it believes will be sufficient to allow continued operations of the Company. Management believes that its revenue pipeline from investment banking, institutional brokerage and asset management will exceed its total currently estimated operating expenses of $3.75 million for the year. However, to be prudent, management is implementing a cost reduction program to reduce operating expenses from their fourth quarter run-rate of approximately $0.9 million by 15% to approximately $0.75 million. Areas of reduction include headcount, payroll, general and administrative and brokerage operations expenses. The full impact of this reduction is expected to be in place by March 31, 2003. Furthermore, management believes that, if necessary, it has access to additional capital; although the price of such capital cannot be estimated.

Delafield Hambrecht, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

NOTE C - MANAGEMENT'S PLANS - Continued

The accompanying financial statements have been prepared assuming the Company will continue as a going concern and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets and liabilities that may result from the outcome of this uncertainty.

NOTE D - SECURITIES OWNED

Securities owned and securities sold, but not yet purchased, consist of trading and investment securities at market values or estimated fair value if not readily marketable, as follows:

	Owned	Sold, Not Yet Purchased
Money market securities, at market value	$ 373,543	$ -
Corporate stocks, at market value	2,963	13,020
Corporate stocks, at estimated fair value	50,000	-
	$ 426,506	$ 13,020

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities as principal. In the normal course of business the Company has sold securities that is does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded this obligation in the financial statements at the December 31, 2002 market value of the related securities and will incur a trading loss on the securities if the market price increases and a trading gain if the market price decreases subsequent to December 31, 2002.

Included in trading and investment securities are certain securities, which are not readily marketable. Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At December 31, 2002, these securities consist of corporate preferred stock at an estimated fair value of approximately $50,000.

NOTE E - PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of December 31, 2002:

Computer equipment and software	$ 314,944
Furniture and office equipment	162,784
Leasehold improvements	716,338
	1,194,066
Less accumulated depreciation and amortization	245,657
	$ 948,409

NOTE F - AGREEMENT WITH CLEARING ORGANIZATION

The Company introduces all customer transactions in securities traded on U. S. securities markets to the Bank of New York Clearing Services, LLC (BNYCS) on a fully-disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by customers or counterparties. The Company monitors clearance and settlement of all customer transactions on a daily basis.

The Company's exposure to credit risk associated with the nonperformance of customers and counterparties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customers' or counterparties' ability to satisfy their obligations to the Company. In the event of nonperformance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate nonperformance by customers and counterparties in the above situations.

Pursuant to the clearing agreement signed with BNYCS, the Company received a $100,000 fee rebate loan. This loan is intended to be a forgivable loan to the Company, in anticipation of the Company generating the minimum monthly billing amounts from March 2003 through February 2004 as set forth in the agreement. In the event the Company is unable to meet the minimum monthly billing amounts, or if the clearing agreement is terminated prior to the second anniversary date, the Company is required to pay BNYCS $10,000 times the number of months remaining in the two year period, up to and not to exceed $100,000 (the value of the original rebate loan).

NOTE G - STOCKHOLDERS' EQUITY

The Company is authorized to issue two classes of stock to be designated, respectively, common stock and preferred stock. The total number of shares that the Company is authorized to issue is 24,000,000 shares, each with $0.01 par value, of which 19,000,000 shares shall be common stock and 5,000,000 shares shall be preferred stock.

NOTE G - STOCKHOLDERS' EQUITY - Continued

1.   Convertible Preferred Stock

Series A Convertible Preferred Stock

The series of preferred stock has been designated Series A Convertible Preferred Stock (Series A shares) and consists of 5,000,000 shares. At December 31, 2002, 3,967,500 Series A shares are issued and outstanding.

Series A shares can be converted, at the option of the holder, into such number of fully paid and nonassessable shares of Series B Common as is determined by dividing $1.00 by the then effective conversion price. The initial conversion price is $1.00. In addition, holders of Series A shares are entitled to receive noncumulative dividends, out of any assets legally available, at the annual rate of $0.08 per share when, as and if declared by the Board of Directors. Holders of the Series A shares have preference on dividends relative to holders of common stock. The holders of Series A shares have the right to one vote per share. Series A shares are not redeemable.

Series A shares have preferential liquidation rights over the common stock. In the event of liquidation, Series A shareholders shall be entitled to be paid out of the assets of the Company an amount equal to the sum of $1.00 per share and all declared and unpaid dividends on such shares, if any (Series A Preferential Amount). If the assets and funds distributed among the holders of the Series A shares are insufficient to permit the payment of the Series A Preferential Amount, then the remaining assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of the Series A shares in proportion to the preferential amount each such holder is otherwise entitled to receive.

2.   Common Stock

Series A Common Stock

The first series of common stock has been designated Series A Common Stock (Series A Common shares) and consists of 2,500,000 shares. At December 31, 2002, 2,500,000 Series A Common shares are issued and outstanding.

Series B Common Stock

The second series of common stock has been designated Series B Common Stock (Series B Common shares) and consists of 14,000,000 shares. At December 31, 2002, 5,000,000 Series B Common shares are issued and outstanding.

Delafield Hambrecht, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

NOTE G - STOCKHOLDERS' EQUITY - Continued

Series C Common Stock

The second series of common stock has been designated Series C Common Stock (Series C Common shares) and consists of 2,500,000 shares. Series C Common shares have been reserved for stock options. At December 31, 2002, no Series C Common shares are issued and outstanding.

Subject to prior rights of preferred stock shareholders, holders of Series A Common shares are entitled to receive dividends, on a pro rata basis when, as and if declared by the Board of Directors. In the event of liquidation, after payment of preferential amounts, all remaining assets will be distributed ratably among holders of Series A, B, and C Common shares. Holders of each share of Series A Common shall have the right to two votes per share, and the holders of each share of Series B Common will have the right to one vote per share. Except as otherwise provided by law, the holders of Series C Common shares will have no voting rights with respect to matters of the Company and their consent shall not be required for taking any corporate action.

NOTE H - RELATED PARTY

Prior to the Company's incorporation and licensing as a broker-dealer, the Company's president and certain employees operated the Seattle office of WR Hambrecht+Company (Hambrecht). In consideration for Series B Common Stock, the Company received equipment and leasehold improvements and a license agreement in favor of the Company for the use of the Hambrecht name, as described in the agreement. Because Hambrecht and the Company were under common control, the equipment and leasehold improvements were recorded at Hambrecht's carrying cost (founder's cost). The Company also assumed Hambrecht's office lease.

As part of the agreements above, the parties also agreed that current projects and clients would be transferred to the Company with certain revenue sharing with Hambrecht based ultimately on the scope of the work performed and fees received by the Company. A total of $4,500 has been remitted to Hambrecht relating to the revenue sharing agreement. No amounts are payable to Hambrecht at December 31, 2002.

Delafield Hambrecht, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

NOTE I - COMMITMENTS

The Company leases office space and certain equipment under the terms of various non-cancelable operating leases. The future minimum payments, by year and in aggregate, required for these leases with initial or remaining terms of one year or more consist of the following:

Year ending December 31,

2003	$ 378,289
2004	376,226
2005	324,374
	$ 1,078,889

Rent expense for the year ended December 31, 2002 amounted to approximately $270,000.

NOTE J - INCOME TAXES

The income tax provision reconciled to the tax computed at the statutory federal rate was as follows for the year ended December 31, 2002:

Tax benefit at statutory rate	$ (436,151)
Non-deductible expenses	4,095
Increase in valuation allowance	432,055
Total	$ -

The components of deferred taxes are as follows at December 31, 2002:

Deferred tax asset (liability):	
Excess book depreciation and amortization over tax	$ 23,902
Deferred compensation	3,321
Prepaid expenses and short sales	(25,012)
Net operating loss carryforward	429,844
Net deferred tax asset	432,055
Valuation allowance	(432,055)
	$ -

NOTE J - INCOME TAXES - Continued

The Company has established a valuation allowance of $432,055 as of December 31, 2002, due to the uncertainty of future realization of the net deferred tax assets. At December 31, 2002, the Company had net operating loss carryforwards for federal income tax purposes of approximately $430,000 available to offset future income, which expire in 2022. Utilization of these carryforwards are dependent on future taxable income and could further be limited due to a change in control in the Company's ownership as defined by the Internal Revenue Code 382.

NOTE K - STOCK OPTION PLAN

The Company's 2002 California Stock Incentive Plan authorized the grant of options to employees and consultants for up to 1,000,000 shares of the Company's Series C common stock. All options granted have ten-year terms and generally vest and become exercisable ratably over four years of continued employment or service as defined in each option agreement. Options granted under this plan may be designated as qualified or nonqualified at the discretion of the Plan Administrator. Qualified stock options are exercisable at not less than the fair market value of the stock at the date of grant, and nonqualified stock options are exercisable at prices determined at the discretion of the Plan Administrator. As of December 31, 2002, no options had been granted under the 2002 California Stock Incentive Plan.

The Company's 2002 Stock Incentive Plan authorized the grant of options to employees and consultants for up to 2,500,000 shares of the Company's Series C common stock. All options granted have ten-year terms and generally vest and become exercisable ratably over four years of continued employment or service as defined in each option agreement. Options granted under this plan may be designated as qualified or nonqualified at the discretion of the Plan Administrator. Qualified stock options are exercisable at not less than the fair market value of the stock at the date of grant, and nonqualified stock options are exercisable at prices determined at the discretion of the Plan Administrator.

The Company has elected to follow FASB Statement No. 123, *Accounting for Stock-Based Compensation* (SFAS 123), and related interpretations in accounting for its employee stock options. Under SFAS 123, compensation expense for the fair value of options granted to employees is being recognized over the vesting period of the options. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4%; no dividend yield; zero volatility; and an expected life of the option of ten years. The unvested portion of $159,101 has been recorded as deferred compensation at December 31, 2002.

The Company granted 10,000 options to consultants for services in 2002. The estimated fair value of these options totaling $2,268 was charged to expense during December 31, 2002. The estimated fair value was determined using the Black-Scholes option pricing model using the following assumptions: risk-free interest rate of 4%; no dividend yield; 100% volatility factor; and an expected option life of ten years.

Delafield Hambrecht, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

NOTE K - STOCK OPTION PLAN - Continued

A summary of the Company's employee stock option activity and related information is as follows for the year ended December 31, 2002:

	Options	Weighted-average exercise price
Outstanding at December 31, 2001	-	$ -
Granted in 2002	2,181,500	0.25
Exercised in 2002	-	-
Forfeited in 2002	(150,000)	0.25
Outstanding at December 31, 2002	2,031,500	$ 0.25

Weighted-average fair value of options granted during the year $ 0.08

The following table summarizes information about options outstanding at December 31, 2002:

	Options Outstanding		Options Exercisable	
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Number Exercisable	Weighted Average Exercise Price
$0.25	2,031,500	9.83	557,281	$0.25
	2,031,500		557,281	

NOTE L - EMPLOYEE BENEFIT PLANS

The Company has a 401(k) Profit Sharing Plan. Under the plan, employees may elect to defer up to 25% of their salary, subject to limitations under the Internal Revenue Code. The Company does not make matching contributions.

Delafield Hambrecht, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

NOTE M - NET CAPITAL REQUIREMENTS

The Company is subject to the net capital rule (Rule 15c3-1) of the Securities and Exchange Commission. This rule prohibits the Company from engaging in any security transactions at a time when its "aggregate indebtedness" exceeds 15 times its "net capital", a ratio of 15 to 1, or 8 times its "net capital" during the first year of operations, as those terms are defined by the rule. The Company's net capital and required net capital were $2,517,408 and $365,000, respectively, and its ratio of aggregate indebtedness to net capital was 0.08 to 1.00. The Company's absolute minimum required net capital is $100,000.

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

December 31, 2002

Aggregate indebtedness		
Total liabilities		$ 209,927
Less, nonaggregate indebtedness liabilities		13,020
Aggregate indebtedness		$ 196,907
Net capital		
Total stockholder's equity		3,699,086
Adjustments to net capital pursuant to Rule 15c3-1		
Deduct		
Nonallowable assets		
Receivables - other	$ 70,000	
Prepaid expenses	99,615	
Property and equipment	948,409	
Securities not readily marketable	50,000	
		(1,168,024)
Haircuts on securities		(11,441)
Undue concentration		(2,213)
Net capital		2,517,408
Minimum net capital requirement		365,000
Excess net capital over minimum requirement		$ 2,101,619
Ratio of aggregate indebtedness to net capital		0.08 to 1.00

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER
SEC RULE 15c3-1

December 31, 2002

Net Capital

Net capital as of December 31, 2002 per unaudited report filed by respondent	$ 2,587,731
Adjustment to properly record cash and insurance expenses	(8,057)
Adjustment to record deferred revenue	(47,467)
Adjustment to record accrued accounting fees	(10,500)
Adjustment to properly record trading gains/losses	(2,086)
Adjustments for haircut on money market account and undue concentration	(2,213)
Net capital per Schedule I	$ 2,517,408

Aggregate Indebtedness

Aggregate indebtedness as of December 31, 2002 per unaudited report filed by respondent	$ 138,940
Adjustment to record deferred revenue	47,467
Adjustment to record accrued accounting fees	10,500
Aggregate indebtedness at December 31, 2002, as adjusted	$ 196,907

These adjustments changed the ratio of aggregate indebtedness to net capital of 0.08 to 1 from 0.05 to 1 as previously reported in the unaudited FOCUS Part IIA for the year ended December 31, 2002.

SUPPLEMENTAL REPORT

Grant Thornton 🏛

Accountants and Business Advisors

Report of Independent Certified Public Accountants
on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
Delafield Hambrecht, Inc.

In planning and performing our audit of the financial statements of Delafield Hambrecht, Inc. (the Company), for the year ended December 31, 2002, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c 3-3

Suite 1500
701 Pike Street
Seattle, WA 98101-2310
T 206.623.1121
F 206.623.9247
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

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The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, The National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Seattle, Washington
February 3, 2003